SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.     An announcement regarding poll results of annual general meeting for the year 2014 of China Petroleum & Chemical Corporation (the “Registrant”);

2.     An announcement regarding resolutions of the first meeting of the sixth session of the board of directors of the Registrant;

3.     An announcement regarding the list of directors and their roles and functions; and

4.     An announcement regarding the first meeting of the sixth session of the supervisory committee of the Registrant;

Each made by the Registrant on May 27, 2015.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POLL RESULTS OF ANNUAL GENERAL MEETING FOR THE YEAR 2014

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	There is an objection against a proposed resolution at the AGM;

Ms. Bao was not elected as an independent non-executive director of the sixth session of the Board due to insufficient votes obtained at the AGM.

I.	CONVENING AND ATTENDANCE OF THE AGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its annual general meeting for the year 2014 (the “AGM”) at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on 27 May 2015.

1. Number of shareholders and authorised proxies attending the AGM
number of shareholders and authorised proxies		182
of which:	A shareholders	178
	H shareholders	4

Total number of valid voting shares held by the attending shareholders or proxies		94,535,948,729
of which:	A shares	85,820,844,508
	H shares	8,715,104,221
Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)		78.082931
of which:	A shares	70.884602
	H shares	7.198329

As at the share registration date (10 April 2015), a total of 121,071,209,646 shares of Sinopec Corp. entitled the holders to attend and vote  in  favour  or against the resolutions at the AGM. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the AGM. There were no shares entitling the holders to attend and abstain from voting in favour under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). No shareholders of Sinopec Corp. are required under the Hong Kong Listing Rules to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circular of Sinopec Corp. dated 20 March 2015 to vote against or to abstain from voting on any of the resolutions at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Fu Chengyu, Chairman of the Board, did not attend the AGM due to official duties. Recommended by the majority of the Directors, Mr. Li Chunguang, Director, chaired the AGM. The Company currently has 13 directors and 9 supervisors as of the time of the AGM. Mr. Li Chunguang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cao Yaofeng, Mr. Dai Houliang and Mr. Liu Yun, all as directors, attended the AGM; Mr. Fu Chengyu and Mr. Zhang Yaocang, Directors, Mr. Chen Xiaojin, Mr. Ma Weihua, Mr. Jiang Xiaoming, Mr. Andrew Y. Yan and Ms. Bao Guoming, Independent non-executive Directors, did not attend the AGM due to official duties; Mr. Xu Bin, Chairman of the supervisory committee of Sinopec Corp., Mr. Geng Limin, Mr. Li Xinjian, Mr. Zou Huiping, Mr. Kang Mingde, Mr. Zhou Shiliang, Mr. Chen Mingzheng, Mr. Jiang Zhenying and Mr. Yu Renming, all as supervisors, attended the AGM. Mr. Zhang Haichao, Mr. Jiao Fangzheng, Vice Presidents, Mr. Wang Xinhua,  the Chief Financial Officer, Mr. Lei Dianwu, Mr. Jiang Zhenghong and Mr. Chang Zhenyong, Vice Presidents, were present at the AGM; Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolutions

Each of the following resolutions were considered at the AGM by way of poll:

Resolutions approved by way of non-cumulative voting:

1.	THAT the Report of the Fifth Session of the Board of Directors of Sinopec Corp. (the “Board”) (including the Report of the Board of Directors for 2014) was considered and approved.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,650,567	99.999864	116,600	0.000136	0	0
H Share	8,682,638,721	99.956743	3,757,500	0.043257	0	0
In aggregate	94,503,289,288	99.995901	3,874,100	0.004099	0	0

2.	THAT the Report of the Fifth Session of the Supervisory Committee of Sinopec Corp. (including the Report of the Supervisory Committee for 2014) was considered and approved.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,649,067	99.999862	118,100	0.000138	0	0
H Share	8,682,638,721	99.956743	3,757,500	0.043257	0	0
In aggregate	94,503,287,788	99.995899	3,875,600	0.004101	0	0

3.	THAT the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2014 was considered and approved.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,649,867	99.999862	118,100	0.000138	0	0
H Share	8,711,346,721	99.956885	3,757,500	0.043115	0	0
In aggregate	94,531,996,588	99.995900	3,875,600	0.004100	0	0

4.	THAT the profit distribution plan for the year ended 31 December 2014 was considered and approved.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,667,397	99.999869	112,770	0.000131	0	0
H Share	8,687,844,121	99.998885	96,900	0.001115	0	0
In aggregate	94,508,511,518	99.999778	209,670	0.000222	0	0

5.	THAT the Board be and is hereby authorised to determine the interim profit distribution plan of Sinopec Corp. for the year 2015.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,658,567	99.999864	116,600	0.000136	0	0
H Share	8,687,883,121	99.999334	57,900	0.000666	0	0
In aggregate	94,508,541,688	99.999815	174,500	0.000185	0	0

6.
THAT PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers be and are hereby re-appointed as the external auditors of Sinopec Corp. for the year 2015, and the Board be and is hereby authorised to determine their remunerations.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,639,867	99.999862	118,100	0.000138	0	0
H Share	8,686,747,449	99.986262	1,193,572	0.013738	0	0
In aggregate	94,507,387,316	99.998612	1,311,672	0.001388	0	0

7.
THAT the service contracts between Sinopec Corp. and  directors  of  the Sixth Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Sixth Session of the Supevisory Committee (including emoluments provisions) were considered and approved.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,640,147	99.999851	128,020	0.000149	0	0
H Share	8,686,659,249	99.985247	1,281,772	0.014753	0	0
In aggregate	94,507,299,396	99.998508	1,409,792	0.001492	0	0

8.
THAT the Secretary to the Board be and is hereby authorised to, on behalf of Sinopec Corp., deal with all procedural requirements in relation to the election of directors and supervisors of Sinopec Corp. such as applications, approval, registrations and filings.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,816,246,855	99.999864	116,600	0.000136	0	0
H Share	8,684,202,321	99.999850	13,000	0.000150	0	0
In aggregate	94,500,449,176	99.999863	129,600	0.000137	0	0

9.
THAT the proposed amendments to the Articles of Association and the Rules and Procedures for the Supervisors’ Meetings were considered and approved; and the Secretary to the Board be and is hereby authorised, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,820,646,567	99.999864	116,600	0.000136	0	0
H Share	8,686,622,849	99.984828	1,318,172	0.015172	0	0
In aggregate	94,507,269,416	99.998482	1,434,772	0.001518	0	0

10.	THAT the Board be and is hereby authorised to determine the proposed plan for issuance of debt financing instrument(s).

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,799,989,193	99.975788	20,778,774	0.024212	0	0
H Share	4,185,627,974	48.623143	4,422,676,122	51.376857	0	0
In aggregate	89,985,617,167	95.294399	4,443,454,896	4.705601	0	0

11.	THAT the Board be and is hereby granted a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,771,221,807	99.942280	49,536,160	0.057720	0	0
H Share	2,503,899,982	28.976374	6,137,277,736	71.023626	0	0
In aggregate	88,275,121,789	93.450469	6,186,813,896	6.549531	0	0

12.1	THAT Mr. Liu Yun is elected as a non-employee representative supervisor of the Sixth Session of the Supervisory Committee.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,816,055,645	99.999707	251,710	0.000293	0	0
H Share	8,059,924,279	96.637990	280,402,613	3.362010	0	0
In aggregate	93,875,979,924	99.701928	280,654,323	0.298072	0	0

12.2	THAT Mr. Liu Zhongyun is elected as a non-employee representative supervisor of the Sixth Session of the Supervisory Committee.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,816,053,145	99.999707	251,710	0.000293	0	0
H Share	8,071,243,217	96.615290	282,758,704	3.384710	0	0
In aggregate	93,887,296,362	99.699470	283,010,414	0.300530	0	0

12.3	THAT Mr. Zhou Hengyou is elected as a non-employee representative supervisor of the Sixth Session of the Supervisory Committee.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,816,053,055	99.999707	251,800	0.000293	0	0
H Share	8,071,243,217	96.615290	282,758,704	3.384710	0	0
In aggregate	93,887,296,272	99.699469	283,010,504	0.300531	0	0

12.4	THAT Mr. Zou Huiping is elected as a non-employee representative supervisor of the Sixth Session of the Supervisory Committee.

Result: Approved

Voting details:

	For		Against		Abstain*
Shareholder category	Number of votes	(%)	Number of votes	(%)	Number of votes	(%)
A Share	85,816,188,255	99.999863	117,600	0.000137	0	0
H Share	8,315,105,762	99.534401	38,896,159	0.465599	0	0
In aggregate	94,131,294,017	99.958571	39,013,759	0.041429	0	0

*:
Article 78 of the Articles of Association provides that, as for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of relevant resolution.

According to the Articles of Association of Sinopec Corp., the term of the Sixth Session of the Supevisory Committee of Sinopec Corp. is three years effective from the end of the AGM. In addition, through democratic procedures, Mr. Jiang Zhenying, Mr. Yu Renming and Mr. Wang Yajun have been elected as employee representative supervisors of the Sixth Session of the Supevisory Committee of Sinopec Corp..

Resolutions approved by way of cumulative voting:

13.	To elect the directors of the Sixth Session of the Board (not including independent non-executive directors)

No.	Name	Votes for	(%)*	Whether elected
13.01	Wang Yupu	93,739,202,045	99.157202	Yes
13.02	Li Chunguang	93,847,038,274	99.271271	Yes
13.03	Zhang Jianhua	89,287,992,596	94.448719	Yes
13.04	Wang Zhigang	89,287,992,596	94.448719	Yes
13.05	Dai Houliang	89,316,681,762	94.479066	Yes
13.06	Zhang Haichao	89,258,472,802	94.417493	Yes
13.07	Jiao Fangzheng	89,287,992,602	94.448719	Yes

The numbers of votes against Mr. Wang Yupu, Mr. Li Chunguang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Zhang Haichao and Mr. Jiao Fangzheng are 209,902,544, 113,878,142, 4,603,535,926, 4,603,535,926, 4,574,848,068, 4,633,055,725 and 4,603,535,926, respectively.

14.	To elect the independent non-executive directors of the Sixth Session of the Board.

No.	Name	Votes for	(%)*	Whether elected
14.01	Jiang Xiaoming	115,613,479,755	122.295784	Yes
14.02	Andrew Y. Yan	110,729,440,783	117.129454	Yes
14.03	Bao Guoming	8,462,632,977	8.951762	No
14.04	Tang Min	115,617,730,326	122.300280	Yes
14.05	Fan Gang	115,613,649,060	122.295963	Yes

The numbers of votes against Mr. Jiang Xiaoming, Mr. Andrew Y. Yan, Ms. Bao Guomin, Mr. Tang Min and Mr. Fan Gang are 6,888,472, 4,580,449,395, 6,888,472, 2,630,000 and 6,711,272, respectively.

*	The proportion of votes refers to the number of votes for the resolution as a percentage of total shares with valid rights of voting held by shareholders and their proxies attending the AGM.

According to the Articles of Association of Sinopec Corp., the term of the Sixth Session of the Supevisory Committee of Sinopec Corp. is three years effective from the end of the AGM.

Resolution 4 in relation to “Profit Distributing Plan for the year ended 31 December 2014” has been passed by votes representing more than one-half of the total shares with valid voting rights held by the shareholders and their proxies present at the Meeting. The 2014 final dividends will be distributed on or before 30 June 2015 (Tuesday) to those shareholders whose names appear on the register of members of Sinopec Corp. at the close of business on 18 June 2015 (Thursday).

Resolution 9, Resolution 10 and Resolution 11 are special resolutions, each of which has been passed by votes representing more than two-thirds of the total shares with valid voting rights held by the shareholders and  their proxies present at the Meeting.

III.	Witness by lawyers

Li Liping and Xu Min from Haiwen & Partners, the PRC Legal  Counsel  of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the AGM were in compliance with the requirements of relevant  laws and the Articles  of Association and the  voting results at the AGM were valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited was appointed as the scrutineer in respect of voting at the AGMNote.

IV.	Documents for inspection

The Legal Opinion;

The Resolutions passed at the AGM.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
27 May 2015

Note: Hong Kong Registrars Limited is the H share registrar of Sinopec Corp.

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang  Haichao#,  Jiao  Fangzheng#,  Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON RESOLUTIONS OF
THE 1ST  MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The first meeting (“Meeting”) of the sixth session of the Board (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) was convened at the headquarters of the Company on 27 May 2015. All 11 Directors attended the Meeting. Certain members of the supervisory committee and senior management of the Company were present at the Meeting. The Meeting was called and convened in compliance with the requirements of relevant laws and the articles of association of the Company.

The Meeting was chaired by Mr. Wang Yupu. The following resolutions were unanimously approved by the Directors after consideration and review:

1.	To elect Mr. Wang Yupu as the Chairman of the six session of the Board;

2.	To determine the composition of the Board committees:

(i)	Strategy Committee

Chairman: Mr. Wang Yupu;

Members: Mr. Li Chunguang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Andrew Y. Yan and Mr. Fan Gang.

(ii)	Audit Committee

Chairman: Mr. Andrew Y. Yan;

Members: Mr. Jiang Xiaoming and Mr. Tang Min.

(iii)	Remuneration Committee

Chairman: Mr. Fan Gang;

Members: Mr. Li Chunguang and Mr. Jiang Xiaoming.

(iv)	Social Responsibility Management Committee

Chairman: Mr. Wang Yupu;

Members: Mr. Li Chunguang and Mr. Tang Min.

3.
To appoint Mr. Li Chunguang as the President of the Company, to appoint Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Zhang Haichao, Mr. Jiao Fangzheng as Senior Vice Presidents of the Company, to appoint Mr. Wang Xinhua as the Chief Financial Officer of the Company, and to appoint Mr. Lei Dianwu, Mr. Ling Yiqun, Mr. Jiang Zhenghong, Mr. Chang Zhenyong and Mr. Huang Wensheng as Vice Presidents of the Company.

4.
To appoint Mr. Huang Wensheng as the Secretary to the Board, to appoint Mr. Li Chunguang and Mr. Huang Wensheng as the authorised representatives under the Hong Kong Listing Rules, to appoint Mr. Zheng Baomin as the representative on securities matters and to authorise the Secretary to the Board to handle the above-mentioned matters and to sign relevant documents.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board of Directors

Beijing, the PRC,
27 May 2015

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang  Haichao#,  Jiao  Fangzheng#,  Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 0386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Non–Executive Directors

•	Wang Yupu (Chairman)

Executive Directors

•	Li Chunguang

•	Zhang Jianhua

•	Wang Zhigang

•	Dai Houliang

•	Zhang Haichao

•	Jiao Fangzheng

Independent Non–Executive Directors

•	Jiang Xiaoming

•	Andrew Y. Yan

•	Tang Min

•	Fan Gang

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Zhang Jianhua
Wang Zhigang
Dai Houliang
Zhang Haichao
Jiao Fangzheng
Andrew Y.Yan
Fan Gang

Audit Committee

Function	Name
Chairman	Andrew Y. Yan
Member	Jiang Xiaoming
Tang Min

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Chunguang
Jiang Xiaoming

Social Responsibility Management Committee

Function	Name
Chairman	Wang Yupu
Member	Li Chunguang
Tang Min

Beijing, 27 May 2015

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The first meeting (the “Meeting”) of the sixth session of the supervisory committee of China Petroleum & Chemical Corporation (“Sinopec Corp.”) was convened in the afternoon on 27 May 2015 by way of physical meeting at the headquarters of Sinopec Corp. The Meeting was chaired by Mr. Liu Yun, the shareholder representative supervisor.

All 7 supervisors who should attend the Meeting attended the Meeting. The convening of the Meeting was in compliance with the requirements of the Company Law of the People’s Republic of China and the articles of association of Sinopec Corp.

At the Meeting, Mr. Liu Yun was unanimously elected as the Chairman of the sixth session of the supervisory committee of Sinopec Corp.

China Petroleum & Chemical Corporation
Supervisory Committee

Beijing, PRC
27 May 2015

As at the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang  Haichao#,  Jiao  Fangzheng#,  Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: May 28, 2015